FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Enters into Letter of Intent with Consortium led by Fairfax Financial	4.

Document 1

  NEWS RELEASE
September 23, 2013

FOR IMMEDIATE RELEASE

BlackBerry Enters into Letter of Intent with Consortium led by Fairfax Financial

•	BlackBerry shareholders would receive U.S. $9 per share in cash

•	Transaction valued at approximately U.S. $4.7 billion

•	Consortium permitted 6 weeks to conduct due diligence

•	BlackBerry entitled to go-shop during due diligence period, subject to payment of a termination fee in the event alternative offer accepted

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY)(TSX:BB) today announced it has signed a letter of intent agreement ("LOI") under which a consortium to be led by Fairfax Financial Holdings Limited ("Fairfax") has offered to acquire the company subject to due diligence.

The letter of intent contemplates a transaction in which BlackBerry shareholders would receive U.S. $9 in cash for each share of BlackBerry share they hold, in a transaction valued at approximately U.S. $4.7 billion. The consortium would acquire for cash all of the outstanding shares of BlackBerry not held by Fairfax. Fairfax, which owns approximately 10 percent of BlackBerry's common shares, intends to contribute the shares of BlackBerry it currently holds into the transaction.

The BlackBerry Board of Directors, acting on the recommendation of a special committee of the board of directors (the "Special Committee"), approved the terms of the LOI under which the consortium, which is seeking financing from BofA Merrill Lynch and BMO Capital Markets, would acquire BlackBerry and take the company private subject to a number of conditions, including due diligence, negotiation and execution of a definitive agreement (the "Definitive Agreement") and customary regulatory approvals.

The Special Committee, chaired by Director Tim Dattels, was formed in August 2013 to review strategic alternatives for the company. J.P. Morgan and Perella Weinberg are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP and Torys LLP are acting as legal advisors.

Diligence is expected to be complete by November 4, 2013 ("Diligence Period"). The parties' intention is to negotiate and execute a definitive transaction agreement by such date. During such period, BlackBerry is permitted to actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals ("Alternative Transactions").

If (A) during the Diligence Period (i) BlackBerry enters into any letter of intent or definitive agreement providing for an Alternative Transaction, (ii) BlackBerry ceases to negotiate with the consortium in good faith with a view to entering into the Definitive Agreement by the end of the Diligence Period, or (iii) an Alternative Transaction is publicly proposed or publicly announced and is consummated within 6 months following the end of the Diligence Period, or (B) during the 3 month period following the end of the Diligence Period, BlackBerry enters into any agreement providing for an Alternative Transaction with a person with whom discussions were held before or during the Diligence Period, then BlackBerry shall pay Fairfax a fee of U.S. $0.30 per BlackBerry share, provided, however, that no such fee shall be payable if the consortium shall have reduced the price offered below U.S. $9.00 per share without the approval of the board of directors of BlackBerry. In the event that a definitive agreement is signed with Fairfax the termination fee will increase to U.S. $ 0.50 per share.

Barbara Stymiest, Chair of BlackBerry's Board of Directors, said: "The Special Committee is seeking the best available outcome for the Company's constituents, including for shareholders. Importantly, the go-shop process provides an opportunity to determine if there are alternatives superior to the present proposal from the Fairfax consortium."

Prem Watsa, Chairman and CEO of Fairfax, said: "We believe this transaction will open an exciting new private chapter for BlackBerry, its customers, carriers and employees. We can deliver immediate value to shareholders, while we continue the execution of a long-term strategy in a private company with a focus on delivering superior and secure enterprise solutions to BlackBerry customers around the world."

In addition to the consortium and its lenders being satisfied with all aspects of the due diligence to be carried out by them during the Diligence Period and the negotiation and execution of a binding definitive agreement approved by the board of BlackBerry, completion of the transaction will be subject to other customary conditions, including receipt of required regulatory approvals. There can be no assurance that due diligence will be satisfactory, that financing will be obtained, that a definitive agreement will be entered into or that the transaction will be consummated.

BDT & Company, LLC, BofA Merrill Lynch and BMO Capital Markets are acting as financial advisors, and Shearman & Sterling LLP and McCarthy Tetrault LLP are acting as legal advisors to Fairfax in connection with the transaction.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "plan", "target", "will", "expect", "anticipate", "estimate", "may", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 23, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO